Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 18 DATED NOVEMBER 3, 2016
TO THE PROSPECTUS DATED FEBRUARY 17, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated February 17, 2016, as supplemented by supplement no. 5 dated April 26, 2016 and supplement no. 17 dated October 13, 2016. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	additional risks related to an investment in us; and

•	the probable acquisition of an 8,637 square foot development site in New York, New York.
Risk Factors
The following risk factors supplement the risk factors appearing in the prospectus.
Our revenue and net income may vary significantly from one period to another due to investments in opportunity-oriented properties and portfolio acquisitions, which could increase the variability of our cash available for distributions.
Our opportunistic property-acquisition strategy will include investments in properties in various phases of development, redevelopment or repositioning and portfolio acquisitions, which may cause our revenues and net income to fluctuate significantly from one period to another. Projects do not produce revenue while in development or redevelopment. During any period when our projects in development or redevelopment or those with significant capital requirements increase without a corresponding increase in stable revenue-producing properties, our revenues and net income will likely decrease. Many factors may have a negative impact on the level of revenues or net income produced by our portfolio of properties and projects, including higher than expected construction costs, failure to complete projects on a timely basis, failure of the properties to perform at expected levels upon completion of development or redevelopment, and increased borrowings necessary to fund higher than expected construction or other costs related to the project. Further, our net income and shareholders equity could be negatively affected during periods with large portfolio acquisitions, which generally require large cash outlays and may require the incurrence of additional financing. Any such reduction in our revenues and net income during such periods could cause a resulting decrease in our cash available for distributions during the same periods.
Our operating results may be negatively affected by potential development and construction delays and result in increased costs and risks, which could diminish the return on your investment.
We may invest some of the proceeds available for investment in the acquisition, development and/or redevelopment of properties upon which we will develop and construct improvements. We could incur substantial capital obligations in connection with these types of investments. We will be subject to risks relating to uncertainties associated with rezoning for development and environmental concerns of governmental entities and/or community groups and our builder's ability to control construction costs or to build in conformity with plans, specifications and timetables. The builder's failure to perform may necessitate legal action by us to rescind the purchase or the construction contract or to compel performance. Performance may also be affected or delayed by conditions beyond the builder's control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases for space at a newly developed project. We may incur additional risks when we make periodic progress payments or other advances to such builders prior to completion of construction. These and other such factors can result in increased costs of a project or loss of our investment. Substantial capital obligations could delay our ability to make distributions. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. Furthermore, we must rely upon projections of rental income and expenses and estimates of the fair market value of property upon completion of construction when agreeing upon a price to be paid for the property at the time of acquisition of the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.
In addition, we may invest in unimproved real property. Returns from development of unimproved properties are also subject to risks and uncertainties associated with rezoning the land for development and environmental concerns of governmental entities and/or community groups. Although our intention is to limit any investment in unimproved property to property we intend to develop, your investment nevertheless is subject to the risks associated with investments in unimproved real property.

Probable Real Estate Investment
210 West 31st Street
On October 28, 2016, we, through our indirect wholly owned subsidiary, entered a series of agreements to acquire a ground lease in 210 West 31st Street, New York, New York (“210 West 31st Street”) through a joint venture (the “210 West 31st Street Joint Venture”) with Onyx 31 Street LLC (the “JV Partner”).   The JV Partner is not affiliated with us or our advisor.  Pursuant to the terms of the agreements, a wholly-owned subsidiary of the 210 West 31st Street Joint Venture will acquire an 80% interest in the ground lease in 210 West 31st Street from the JV Partner.  The JV Partner will retain a 20% interest in the ground lease in 210 West 31st Street and contribute its 20% interest to the 210 West 31st Street Joint Venture in exchange for a 20% interest in the joint venture.  The 80% interest in 210 West 31st Street has a contractual purchase price of $38.4 million and the remaining 20% interest has an attributable value of $9.6 million.
We own an 80% equity interest in the 210 West 31st Street Joint Venture and are responsible for funding the purchase of the 80% interest in the ground lease. The JV Partner is the managing member of the joint venture; however, its authority is limited, as we must give approval of major decisions involving the business of the joint venture and 210 West 31st Street and its operations, in the manner set forth in the joint venture agreement. Income, losses and distributions are generally allocated based on the members’ respective equity interests, subject to adjustments based on certain performance thresholds set forth in the joint venture agreement. Additionally, in certain circumstances described in the joint venture agreement, we and the JV Partner may be required to make additional capital contributions to the joint venture, in proportion to the members’ respective equity interests.
The 210 West 31st Street Joint Venture intends to fund the acquisition of 210 West 31st Street with capital contributions from its members and with proceeds from a mortgage loan. The 210 West 31st Street Joint Venture is currently negotiating the terms of the mortgage loan. We intend to fund our contribution to the 210 West 31st Street Joint Venture with proceeds from this offering.
Pursuant to the purchase and sale agreement, the 210 West 31st Street Joint Venture would be obligated to purchase the property only after satisfaction of agreed-upon closing conditions. There can be no assurance that the 210 West 31st Street Joint Venture will complete the acquisition. In some circumstances, if the 210 West 31st Street Joint Venture fails to complete the acquisition it may forfeit up to $3.0 million.
210 West 31st Street is located in New York, New York and consists of an 8,637 square foot development site located directly across the street from Madison Square Garden and Penn Station. 210 West 31st Street is currently a 23,110 square foot, 2-story building with basement. We intend to make significant renovations or improvements to 210 West 31st Street, including demolishing the existing structure and redeveloping the property into a 2-story retail building with a lower level and a rooftop deck and currently estimate these renovation and improvements to cost approximately $14.2 million. We expect to utilize debt financing and proceeds from this offering for these renovations.

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